UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

Date of Report (Date of earliest event reported) June 16, 2021

Cosmos Group Holdings, Inc.
.(Exact name of registrant as specified in its charter)

Nevada	000-54288	90-1177460
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 1309-11, 13th Floor, Tai Yau Build. No 181 Johnston Rd Wanchai, Hong Kong
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (852) 3643-1111

Not applicable.
(Former name or former address, if changed since last report)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

GENERAL

This Information Statement is being mailed to all of the holders of record as of the close of business on June 18, 2021, of shares of common stock, par value $0.001 (the "Common Stock") of Cosmos Group Holdings, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company's Board of Directors (the "Board").

On June 14, 2021, Asia Cosmos Group Limited, an entity controlled by our Chief Executive Officer, and Koon Wing Cheung agreed to seller 6,230,618 and 8,149,670 shares, respectively, of our common stock to Chan Man Chung for a total purchase price of four hundred twenty thousand dollars (US$420,000). In addition, Miky Y.C. Wan, our current CEO, President and CFO and director, will resign as a director and officer of the Company, Messrs. Chan Man Chung, Lee Ying Chiu Herbert and Tan Tee Soo will be appointed to the Company's Board of Directors and Chan Man Chung will be appointed as the CEO, CFO and Secretary of the Company. The resignation of officers and director, the appointments to the Board and the appointment of officers will become effective on or about June 30, 2021, or at closing (following the ten (10) day period mandated under Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act")) (“Closing”).

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of the Company on or about June 18, 2021.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.

YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth, as of June 30, 2021, or at Closing, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class

Chan Man Chung	14,380,288	66.77%

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Change in Majority of Directors

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (approx.)
Chan Man Chung	14,380,288	66.67%
Lee Ying Chiu Herbert	0	0%
Tan Tee Soo	0	0%
All Directors as a Group (3 persons) (2)	14,380,288	66.77%

(1) Messrs. Chan Man Chung, Lee Ying Chiu Herbert and Tan Tee Soo are not expected to become directors until 10 days after the mailing of this report to the Company’s shareholders.

(2) Assumes the resignation of Miky Y.C. WAN in ten days and the appointment of Messrs. Chan Man Chung, Lee Ying Chiu Herbert and Tan Tee Soo.

CHANGE TO THE BORAD OF DIRECTORS

On June 30, 2021, or at Closing, Miky Y.C. WAN will resign as a director, and as Chief Executive Officer, President and Chief Financial Officer.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person. Messrs. Chan Man Chung, Lee Ying Chiu Herbert and Tan Tee Soo will become directors of the Company effective 10 days after the mailing of this report to the Company's shareholders. The Board elects the executive officers of the Company annually. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position
Chan Man Chung	62	CEO, CFO, Secretary and Director
Lee Ying Chiu Herbert	67	Director
Tan Tee Soo	55	Director

Dr. Man Chung Chan, age 62, will be appointed to serve as our Chief Executive Officer, Chief Financial Officer, Secretary and a director of the Company at Closing. He is currently the founding Director and Executive Chairman of the Sustainable Development Institute for the United Nations and has served as the founding director of Institute of Systems Management since 2003. Since 2015 to the present, Mr. Chan has served as Vice President of Marvel Digital Company, a subsidiary of Integrated Media Technology Corporation (IMTE:NASDAQ) and a director of IMTE. Mr. Chan has taught and lectured at the Hong Kong Polytechnic University and New South Wales University, Australia, and published more than 22 articles relating to information systems, knowledge systems, data mining and artificial intelligence. Mr. Chan also engaged in numerous research projects and authored numerous papers relating information and knowledge management systems, pattern recognition, data mining and artificial intelligence for business applications.

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Mr. Chan received his PHD in Computer Science in 1992 from La Trobe University, Australia and his Bachelors of Arts in Philosophy (Hons) from Chinese University of Hong Kong in 1980.

Dr. Herbert Ying Chiu LEE ("Dr. Lee"), aged 67, will be appointed a director at closing. Dr. Lee is a seasoned businessman with significant experience in the Hong Kong and Chinese digital advertising market sector and technology development. Over the past 17 years, Dr. Lee has extensive working experience in technology management and 3D autostereoscopy. During these years, he has also invested in many technology startups and incubated them into successful companies.

Dr. Lee received his Bachelor of Applied Science in civil engineering in 1977 from the University of British Columbia, B.C., Canada. He obtained his training in structural design in Hong Kong after his graduation. In 1982, he became a member of the Institute of Structural Engineers (MIStructE.) and subsequently he obtained his Chartered Engineer title from the Engineering Council of the United Kingdom. In 2004, Dr. Lee finished his Master of Technology Management degree at the Hong Kong University of Science and Technology. In 2011, Dr. Lee had been conferred the degree of Doctor of Engineering from the Hong Kong Polytechnic University. In 2014, Dr. Lee was elected by the Council of the Association to be the Senior Fellowship of Asia College of Knowledge Management. Dr. Lee retired from the Board on May 31, 2019.

Mr. Tee Soo TAN, age 55, will be appointed to serve as our Director at Closing. He is currently the Senior Vice President of Brighten Management Limited (Hong Kong), an international licensed underwriting manager and insurance manager providing management services to insurance and insurance related entities. Prior to this time, Mr. Tan served in the Western Australian Police Force in Perth, Western Australia from December 2016 to June 2000. Mr. Tan received his Bachelor of Commerce in Accounting/ Marketing from Murdoch University in Perth, Western Australia in 1993.

Board Committees and Meetings

Between January 1, 2020 and June 30, 2021, all Board of Director action was taken by consent.

The new Board will entertain the need for an audit, nominating, and stock option committee. In this regard, an independent person with the requisite financial accounting skills will be sought to become chairman of the Company’s audit committee if and when it is established.

Voting Securities of the Company

On June 16, 2021, there were 21,536,933 shares of the Company's common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Certain Relationships and Related Transactions

Other than as disclosed below, there are no transactions during our two most recent fiscal years ended December 31, 2020 and 2019, or any currently proposed transaction, in which our Company was or to be a participant and the amount exceeds the lesser of $120,000 or one percent of the average of our Company’s total assets at year end for our last two completed years, and in which any of our directors, officers or principal stockholders, or any other related person as defined in Item 404 of Regulation S-K, had or have any direct or indirect material interest.

As of December 31, 2020 and 2019, we obtained from Cosmos Links International Holding Limited, an entity ultimately controlled by Miky Wan, our President, Chief Executive Officer and director, unsecured, interest-free advances which have an aggregate principal amount of $85,628 and $85,111 with no fixed terms of repayments.

As of December 31, 2020 and 2019, we obtained from Asia Cosmos Group Limited, an entity ultimately controlled by Miky Wan, our President, Chief Executive Officer and director, unsecured, interest-free advances which have an aggregate principal amount of $370,167 and $331,119 with no fixed terms of repayments.

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The Company has advanced funds from Koon Wing Cheung, a shareholder of the Company and director of Lee Tat International Holdings limited, for working capital purposes. As of September 30, 2020 and December 31, 2019 there were $103,176 and $0 advances outstanding, respectively. Those advances are unsecured, bear no interest, and are due on demand.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company believes that Koon Wing Cheung and Asia Cosmos Group Limited have not filed their most recent shareholder reports.

Compensation of Directors and Executive Officers

The Company currently does not pay any cash salaries to any directors. No officers or directors received any compensation over the past fiscal year. There are no other arrangements, pension plans, incentive plans or deferred compensation plans currently available or proposed to be available to the Company’s executive officers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cosmos Group Holdings, Inc.

Date: June 16, 2021	By:	/s/ Miky Y.C. Wan
President and Chief Executive Officer

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